<u>PURCHASE AGREEMENT</u>

THIS PURCHASE AGREEMENT (this "Agreement"), dated as of the 28th day of February, 2010 (the "Effective Date"), is made by and between Attalla Nursing ADK, LLC, a Georgia limited liability company or its designee ("Purchaser") and Attalla Health Care, Inc., an Alabama Corporation, ("Seller").

W I T N E S S E T H:

WHEREAS, Seller is currently leasing and owns a option to purchase that certain parcel of real property located at 915 Stewart Avenue, Attalla, Alabama 35954 described on <u>Exhibit "A"</u> attached hereto and incorporated by reference herein (the "Land"), which Land is improved by a 182 bed skilled nursing facility commonly known as "Attalla Health Care" (the "Building"); Seller is the owner of Equipment (as defined in Section 1 below) located in said building; At the Closing Date, Seller will be the fee title owner of the Land and Building.

WHEREAS, Seller wishes to sell and Purchaser wishes to purchase the Land, the Building, and Equipment subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. <u>Purchase</u>. Subject to the terms and conditions set forth herein, on the Closing Date (as hereinafter defined), Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase from Seller, (i) the Land, (ii) the Building, and (iii) Equipment, which includes all equipment, furniture, furnishings, fixtures and all other tangible personal property (the "Equipment") located on the Land and the Building on the Closing Date, excluding the property set forth on <u>Schedule 1</u> hereto. (The Land, the Building, and the Equipment are sometimes collectively referred to as the "Property"). The term Property shall not include any assets not specifically purchased by Purchaser under this Section 1 (the "Excluded Assets"), including, but not limited to, the property set forth on Schedule 1 and the following assets as shall exist on or before the Closing Date: Seller's cash balances; Seller's accounts receivable; judgments in favor of Seller; and all books and records of Seller.

SECTION 2. <u>Purchase Price</u>. The purchase price for the Property shall be Nine Million Eight Hundred Thousand and 00/100 Dollars ($9,800,000.00) (the "Purchase Price") to be paid by cashier's check at Closing. Notwithstanding the preceding sentence, Purchaser shall receive a certified check from Seller at Closing in an amount equal to the prorated 2010 real and personal property taxes from the beginning date of the applicable tax year through the Closing Date. If the 2010 tax bills are not available as of the Closing Date, such prorations shall be based upon the 2009 tax bills. The Purchase Price of said real and personal property shall be allocated as set forth on Schedule 1.2 attached hereto.

SECTION 3. <u>Earnest Money</u>. The Purchaser hereby agrees to deposit via wire transfer (in accordance with the wire transfer instructions attached hereto as <u>Exhibit "B"</u>) with Gregory D. Hughes, Hughes and White, as agent for Chicago Title Insurance Company, 2110 Powers

Ferry Road, Suite 440, Atlanta, Georgia 30339 (the "Escrow Agent") the sum of One Hundred Fifty Thousand and 00/100 ($150,000.00) Dollars within three (3) business days from the Effective Date of this Agreement, as earnest money (the "Earnest Money") to be held and disbursed on the terms and conditions hereinafter set forth. Purchaser, Seller and Escrow Agent shall execute and deliver the escrow agreement in the form attached hereto as Exhibit "C". If Purchaser terminates this Agreement (a) as a result of Seller's breach of any provision of this Agreement or (b) because of Seller's failure to satisfy any of the conditions set forth in Section 6 hereof to be satisfied by Seller thereunder or (c) because any of the conditions precedent set forth in Section 10 have not been satisfied, the Earnest Money, at the option of Purchaser shall be returned to Purchaser within five (5) days of Purchaser's termination of this Agreement. If the transaction contemplated under this Agreement fails to close for any reason other than the reasons set forth in the preceding sentence, the Escrow Agent shall disburse the Earnest Money to Seller and the retention of the Earnest Money shall be Seller's sole and exclusive remedy. Upon Closing of the transaction contemplated under this Agreement, the Earnest Money shall be applied against the Purchase Price.

SECTION 4. Seller's Covenants, Representations and Warranties.

(A)   Wherever the phrase "to Seller's knowledge" or any similar phrase stating or implying a limitation on the basis of knowledge appears in this Agreement, unless specifically otherwise qualified or except as otherwise provided herein, such phrase shall mean only the present actual knowledge of Ted H. Cook, without any duty of inquiry, any imputation of the knowledge of another, or independent investigation of the relevant matter by any individual(s), and without any personal liability.

(B)   As a material inducement to Purchaser to enter into this Agreement and to pay the Purchase Price for the Property as set forth herein, Seller hereby covenants, warrants and represents to Purchaser as follows:

(1) Seller is authorized to enter into and perform all its obligations under this Agreement. This Agreement is, and all documents to be executed by Seller pursuant hereto will be, the valid and binding obligations of Seller enforceable in accordance with their respective terms.

(2) Except as set forth on Schedule 4(A)(ii) attached hereto, the Seller is not a party to any litigation or administrative proceedings nor has Seller received written, or, to its knowledge, verbal notice containing a threat of any litigation or administrative proceedings, which could materially adversely affect the Property or the Building or Seller's right to enter into this Agreement or to consummate the transactions contemplated by this Agreement. Except as disclosed on Schedule 4(A)(ii), the Seller is not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which the Seller or the Building is or was a party which is binding upon the Building including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of the Building.

(3) From the date hereof to the Closing Date, other than in the ordinary course of Seller's business, no lease, tenancy, or other arrangement applicable to the Land or the Building and not terminable without penalty by Seller on or before the Closing Date, will be entered into by Seller without the prior written approval of Purchaser.

(4) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any breach, violation, default or cancellation of any contract, agreement, mortgage, deed to secure debt, or lease to which Seller is a party and that could reasonably be expected to have a material adverse effect on the Property.

(5) To the Seller's knowledge, the Property is not in violation of any federal, state, local or municipal law, rule, regulation or ordinance, including any life safety code waivers.

(6) The Property shall, on the Closing Date, be in the same condition as it was on the date of Purchaser's execution of this Agreement, normal wear excepted. Immediately prior to "Closing" (as hereinafter defined) Seller will have good and marketable fee simple title to all of the Land.

(7) Seller is not and will not be a party to any collective bargaining agreements with respect to any of employees at the Building.

(8) All documents to be delivered by Seller to Purchaser are and will be true and correct to Seller's knowledge.

(9) The Land described in Exhibit A to Seller's knowledge (a) is in compliance with all applicable zoning and building laws, zoning ordinances and zoning regulations and (b) has all the necessary utility service, and (c) access to a public street.

(10) Neither the execution and delivery of this Agreement nor the consummation of the transactions provided for in this Agreement violate any agreement to which Seller is a party or by which Seller is bound, or any law, order, or decree, or any provision of any Seller's governing documents.

(11) Except for encumbrances described in the Title Commitment, Seller holds good and marketable title to the Land, free and clear of restrictions on or conditions to transfer or assignment, and free and clear of liens, pledges, charges, or encumbrances; except the title of the property agreed to be conveyed shall be subject to all easements of record, utility easements and rights of way of record; all oil, gas, and mineral rights reserved, transferred, or severed as of the date of this Agreement and covenants, restrictions, and easements of record, building encroachments, if any, revealed by an accurate survey of property, and ad valorem taxes not due or delinquent. Title to the Land shall be good and

marketable, and such as will be insured by a reputable title insurance company at the usual rates, without additional premium for excess risks.

(12) Seller holds all licenses necessary for the lawful operation of the Building.

(13) Seller will deliver to Buyer copies of balance sheets and statements of operation for the Building for the two most recent fiscal years of Seller, and shall, at Purchaser's request, provide to Purchaser a balance sheet and statement of operation for the most recent month ending prior to the Effective Date. To Seller's knowledge, all financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial condition and results of operations of the Building at the dates and for the periods presented, subject, in the case of statements other than for fiscal years, to normal year-end adjustments. Except as set forth in the financial statements, to Seller's knowledge, Seller has no obligation or liability of any nature (whether accrued, absolute, contingent, or otherwise) that is material or that, when combined with all other such obligations or liabilities, would be material to the business, operations, prospects, properties or assets, or condition, financial or otherwise, of the Building.

(14) Since the date of the most recent balance sheet delivered to Purchaser, to Seller's knowledge, there has not been (a) any material adverse change in the financial condition or in the operations, business, or properties of the Building; (b) any damage, destruction, or loss, whether covered by insurance or not, materially and adversely affecting the operations, business, or properties of the Building; or (c) any material complaints or other concerns which have been brought to the attention of Seller and which relate to the Building.

(15) Full and complete copies of all Seller contracts with third parties (the "Seller Contracts") will be delivered to Purchaser. The Seller Contracts which are material for the operation of the Building are in full force and effect. Neither the execution of this Agreement nor the completion of the transaction contemplated by this Agreement conflicts with, or results in a breach of, any Seller Contracts. Seller further warrants that, to its knowledge, except for delays, minor failure to meet specifications or other minor defaults which are normal in the conduct of the business of Seller, Seller has complied with the provisions of all Seller Contracts necessary for the operation of the Building applicable to Seller, and, to Seller's knowledge, (a) all other parties to such Seller Contracts have complied with the provisions of such Seller Contracts applicable to such other parties, (b) none of such other parties are in default under any such Seller Contract, and (c) no event has occurred which, but for the passage of time or the giving of notice, would constitute a default under such Seller Contracts.

(16) Seller will provide to Purchaser a complete and accurate list of all employees (whether part-time or full-time) employed by Seller at the Building. No employees are under contract except for the Medical Director and a copy of such contract will be provided to Purchaser.

(17) There is no litigation or governmental proceedings in eminent domain or for rezoning against Seller that relates to or affects the Building.

(18) Seller has duly made all deposits required by law to be made with respect to withholding taxes for its employees at the Building. Seller has duly filed all income, foreign, franchise, excise, employment, and payroll related, real and personal property, sales and gross receipts tax returns, and all other tax returns which were required to be filed by it with respect to its ownership of the Property and its operations at the Building which, if not filed, could reasonably be expected to have an material adverse effect on the Building. No agreement for the extension of time for the assessment of any deficiencies or adjustment with respect to any tax return filed by Seller with respect to its ownership of the Property or its operations at the Building has been assessed, and Seller has received no written notice of any unassessed tax deficiency proposed or threatened against Seller with respect to its ownership of the Property or its operations at the Building.

(19) To Seller's knowledge, no consent or approval of any governmental authority is required in connection with the execution, delivery, and performance of this Agreement by Seller, save and except as set forth herein.. Further, to Seller's knowledge, no consent or approval of any party to any Seller Contract or any other third party is required for the execution, delivery, and performance of this Agreement by Seller. Provided however that the Purchaser will need to apply for the transfer of the Certificate of Need which requires approval by the State Health Planning and Development Agency, the CON Board and other various state officials; the Purchaser will need to apply for a new Providers License with the Alabama Department of Public Health; the Purchaser will need to apply for Medicaid and Medicare Provider numbers, and the Purchaser will need to apply for various other licenses and permits to operate a skilled nursing facility as defined and described under Alabama Law. Seller will cooperate with Purchaser in Purchasers efforts to obtain the necessary approval by said government authority. However, the parties acknowledge that the Seller would be prohibited from executing, delivering and performing this Agreement if Purchaser is unable to obtain said necessary government approval, and in the event that the sale fails to close due to Purchaser being unable to obtain said necessary government approval by the Closing Date, said agreement shall be terminated and the Escrow Agent shall disburse the Earnest Money to Purchaser.

(20) To Seller's knowledge, Seller has complied with and is not in default under, or in violation of, any laws, ordinances, rules, regulations, or orders (including without limitation any safety, health or trade laws, ordinances, rules, regulations, or orders) applicable to the operations, business, or properties of the Building.

(21) There are no resident contracts or any other agreements (written or otherwise) relating to resident care which deviate in any material adverse respect

from the standard forms customarily used at the Building or which impose any obligation to provide care at rates lower than the standard rates charged at the Building.

(22) Seller will supply to Purchaser, copies of the forms of resident contracts and related forms in use at the Building.

(23) All records for residents at the Building, including trust fund account records, if any, are true and correct to the best of Seller's knowledge.

(24) During the time in which Seller has owned the Property, Seller has not unlawfully used, generated, transported, treated, constructed, deposited, stored, disposed, placed or located at, on, under or from the Property any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any local, state or federal environmental laws that could reasonably be expected to have an material adverse effect on the Building.

(25) Seller will make available for review by Purchaser all survey reports, statements of deficiency, plans of correction, waivers, or other investigatory reports or communications regarding corrective or remedial action by licensing agencies or other governmental agencies in Seller's or Operator's possession, and will provide copies of any additional such notices or documents through the Closing Date promptly upon receipt.

(26) To Seller's knowledge, there are no Hazardous Substances on, at, beneath, or in the Property. "Hazardous Substance" means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law. "Environmental Law" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

(27) Seller is not a "foreign person" for purposes of § 1455 of the Internal Revenue Code.

(C) All of the foregoing representations and warranties shall be applicable, true and correct, both as of the date hereof and as of the Closing Date, and Seller shall, as stated in Section 10(B) of this Agreement, certify in writing at Closing that each and all of said representations and warranties are true and correct as of and with respect to that date in all material respects.

(D) Except as expressly set forth herein, neither Seller, nor any officer, director, employee, member, partner, agent or representative thereof nor any other party acting for or on its or their behalf, has made or is making or shall make any representation or warranty or any kind or nature, whether direct or implied, with respect to the Land, the Building, the Equipment or any other matter, and Purchaser hereby expressly agrees and acknowledges that it is purchasing the Land, Building and Equipment (The Property) AS IS WHERE IS AND WITH ALL FAULTS. Purchaser acknowledges that it is an experienced purchaser of properties and assets similar to the Property and the Building and, except for the representations and warranties set forth in this Agreement, it has not relied upon any representation or warranty or information provided by Seller or any other party and all representations and warranties, including the ones contained in this Agreement shall not survive the Closing hereunder.

SECTION 5. <u>Purchaser's Covenants, Representations and Warranties.</u>

(A) As a material inducement to Seller to enter into this Agreement and to sell the Property to Purchaser as set forth herein, Purchaser hereby covenants, warrants and represents to Seller as follows:

(1) The Purchaser is a Georgia limited liability company and has full power and authority to carry on its business as now being conducted and to enter into and perform all its obligations under the Agreement. This Agreement and all documents to be executed by Purchaser pursuant hereto will be the valid and binding obligations of Purchaser enforceable with their respective terms. All action required by law and by any agreement, arrangement or document to authorize the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby has been or will be taken and the execution and delivery of this Agreement or the consummation of any of the transactions contemplated herein shall not violate or conflict with any provisions of any lease, mortgage, note or any other agreement or arrangement to or of which Purchaser is subject.

(2) The Purchaser is not a party to any litigation nor is Purchaser aware of a threat of any litigation that would affect Purchaser's right to enter into this Agreement or to consummate the transaction contemplated by this Agreement.

(3) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any breach, violation, default or cancellation of any contract, agreement, mortgage, deed to secure debt, or lease to which Purchaser is a party and that could reasonably be expected to have a material adverse effect on the Building.

(4) Neither the execution and delivery of this Agreement nor the consummation of the transactions provided for in this Agreement violate any agreement to which Seller is a party or by which Seller is bound or any law, order, or decree, or any provision of any Seller's governing documents.

(B) All of the foregoing representations and warranties shall be applicable, true and correct, both as of the date hereof and as of the Closing Date, and Purchaser shall, as stated in Section 11(B) of this Agreement, certify in writing at Closing that each and all of said representations and warranties are true and correct as of and with respect to that date.

(C) If the Purchaser elects to conduct or make any physical inspections or evaluations ("Inspections") of the Property, all such Inspections shall be conducted during normal business hours and Purchaser shall give Seller at least twenty-four (24) hours notice of such Inspections.

(D) If the Purchaser elects to interview, convene or otherwise meet with the employees at the Property, with the exception of the administrator of the Property, Purchaser shall not do so until Purchaser has provided written notice to the Seller that the Purchaser has waived all conditions or contingencies to Closing.

SECTION 6. Condition of Title and Survey.

(A) The Land shall be conveyed to Purchaser by Statutory Warranty Deed and the Equipment shall be conveyed by Limited Warranty Bill of Sale to be delivered to Purchaser at Closing, free and clear of all liens and encumbrances, except those caused by or on behalf of Purchaser and except that the Land and Building may be subject to the lien for taxes for the current year, if not yet due and payable and utility easements of record. The Land and Building may also be subject to other matters disclosed by title examination and/or survey, if acceptable to Purchaser in its sole discretion. Title to property shall be good and marketable, and such as will be insured by a reputable title insurance company at the usual rates, without additional premium for excess risks. Purchaser shall have the option to obtain a title insurance commitment for a title insurance policy on behalf of a title company acceptable to Purchaser (the "Title Commitment"). Should the Title Commitment disclose exceptions to title unacceptable to Purchaser, other than liens and encumbrances which Seller shall cause to be released at Closing and the lien for current year taxes, Purchaser shall so notify Seller in writing at least 10 days before Closing and Seller shall be given a reasonable time in which to correct any such exceptions. If Seller fails to correct such exceptions within such time period, Purchaser may elect, as its sole remedy, to either (i) grant Seller additional time within which to cure any exception, if Seller requests such additional time; or (ii) accept title in its existing condition; or (iii) terminate this Agreement and have returned to Purchaser all Earnest Money. Seller shall not have any duty to litigate any issue to satisfy a title objection of the Purchaser.

(B) Prior to Closing, Purchaser may obtain a current survey of the Land prepared and certified by a surveyor registered and licensed in the State of Alabama (the

"Survey"). The Survey shall certify as to any flood plain restrictions affecting the Land and shall identify and locate all easements or encroachments which traverse or affect the Land and shall set forth the location, availability and, where appropriate, dimensions or diameters of all utilities servicing the land, including, without limitation, water, sewer, electric and telephone. The legal description for documents necessary or appropriate to consummate the purchase or sale contemplated herein shall be based upon the Survey, as revised if applicable. The Survey shall be sufficient to enable the title insurer to delete the general exception relating to survey matters.

(C)   Prior to Closing, Purchaser may obtain an environmental assessment of the Property (the "Environmental Report"). Should the Environmental Report disclose environmental conditions unacceptable to Purchaser, Purchaser shall so notify Seller in writing before Closing and Seller shall be given a reasonable time in which to correct any such conditions. If Seller fails to correct such conditions within such time period, Purchaser may elect, as its sole remedy, to either (i) grant Seller additional time within which to cure any condition, if Seller requests such additional time; or (ii) accept the Property in its existing condition; or (iii) terminate this Agreement and have returned to Purchaser all Earnest Money.

SECTION 7. Closing Costs. Purchaser shall pay the cost of any title examination, the Title Commitment and title insurance premium, the Survey and the Environmental Report. Purchaser shall be responsible for the costs of recording any deeds, mortgages, deed tax, mortgage tax and any other transfer taxes required for the transfer of the Property to Purchaser-. Each party shall be responsible for its own counsel fees in the fulfilling of the obligations under this Agreement. If the title commitment discloses exceptions unacceptable to Purchaser, and if Seller, in its sole discretion elects to correct said exceptions, the expense of correcting said exceptions shall be the Seller's. Ad valorem taxes will be prorated as of the Closing Date (as hereinafter defined).

SECTION 8. Date of Closing. The closing contemplated herein (the "Closing") shall occur on May 31, 2010 at the offices of Purchaser's counsel in Atlanta, Georgia with the effective time of closing to be 12:01 a.m. on June 1, 2010 (the "Closing Date"). Purchaser, at its option, may extend the Closing Date described in the preceding sentence for an additional thirty (30) days until 12:01 a.m. on July 1, 2010 upon written notice to Seller and upon payment to Escrow Agent of an additional $100,000 as Earnest Money. The Closing Date may be further extended as may be specifically agreed to in writing by the parties.

SECTION 9. Waivers. The waiver by any party of any breach by the other of any term, covenant or condition herein contained shall not be deemed to be a waiver of any other condition or of any subsequent breach of the same or of any other term, covenant or condition herein contained. No delay or omission in the exercise of any right or remedy accruing to any party as a result of a breach by the other party under this Agreement shall impair such right or remedy or be construed as a waiver of any such breach theretofore or thereafter occurring.

SECTION 10. Conditions Precedent to Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject to, and shall be conditioned upon, the satisfaction (or the waiver in writing by Purchaser) prior to, or as of, the Closing of each of the following conditions:

(A)   Compliance by Seller and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Seller at or before the Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Seller in this Agreement shall be true and correct in all material respects (i) on and as of the date of this Agreement, and (ii) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B)   Certificates. Seller shall have delivered to Purchaser a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C)   No Legal Action. No action, suit, investigation, other proceeding or claim shall have been instituted before any court or before or by any government or governmental agency or instrumentality either (1) to impose any restriction, limitations or conditions with respect to the transactions contemplated by this Agreement which will prevent or enjoin the consummation of the transactions contemplated herein, or (2) to obtain damages or other relief in connection with such transactions. No action, suit, investigation, or other proceeding or claim against Seller shall have been instituted before any court or before or by any government or governmental agency or instrumentality, domestic or foreign which could reasonably be expected to materially adversely affect the Property or the Building following the Closing.

(D)   Additional Documents. Seller shall have furnished such other duly executed documents as may be customary and reasonably required to perfect or evidence the performance of the covenants and agreements made and to be performed by Seller and the compliance by Seller with all conditions to be satisfied by Seller.

(E)   Regulatory Compliance. Seller and the Building shall not be in default under or in violation of any laws, ordinances, rules, regulations or orders (including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of the Building or any safety, health or trade laws).

(F)   Operations and Physical Plant. Purchaser shall have completed a review of and be satisfied with the operations and physical condition of the Building.

(G)   Regulatory Approval. Purchaser shall have obtained approval from all entities which regulate the ownership and operation of skilled nursing facilities in the State of Alabama.

(H)   Licenses. Purchaser shall have obtained all required licenses to operate the Building.

(I)   Operations Transfer Agreement. Purchaser (or Purchaser's operator) shall have entered into a transition agreement (the "Operations Transfer Agreement") with

Seller (or Seller's existing operator) prior to Closing providing for the transfer of the management and operations of the Building, which transition agreement shall be in such form and content as is reasonably acceptable to Purchaser (and/or its operator) and Seller (and/or its operator).

SECTION 11. Conditions Precedent To Obligations of Seller. The obligations of Seller under this Agreement are subject to, and shall be conditioned upon the satisfaction (or the waiver in writing by Seller) prior to, or as of, the Closing of each of the following conditions:

(A) Compliance by Purchaser and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Purchaser at or before the Closing shall have been complied with and performed, and the representations and warranties made by Purchaser in this Agreement, shall be correct (a) on and as of the date of this Agreement, and (b) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B) Certificate. Purchaser shall have delivered to Seller a certificate, dated the Closing Date, duly executed by Purchaser, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C) No Legal Action. No action, suit, investigation, other proceeding or claim shall have been threatened or instituted before any court or before or by any government or governmental agency or instrumentality either (1) to impose any restrictions, limitations or conditions with respect to the transaction contemplated by this Agreement or (2) to obtain damages or other relief in connection with such transactions. No action, suit, investigation or other proceeding or claim against Purchaser shall have been instituted before any court or before or by any government or governmental agency or instrumentality, domestic or foreign, which might adversely affect the Property or the Building.

(D) Additional Documents. Purchaser shall have furnished Seller with such other duly executed documents as may be required, in the reasonable opinion of Seller (i) to evidence the accuracy of Purchaser's representations and warranties and (ii) to perfect or evidence the performance of the covenants and agreements made and to be performed by Purchaser and the compliance by Purchaser with all conditions to be satisfied by Purchaser.

SECTION 12. Deliveries at Closing. At Closing on May 31, 2010, Purchaser shall deliver to Seller the the Purchase Price of $9,800,000.00 by cashier's check. Seller shall deliver to Purchaser in consideration of the payment to Seller of the Purchase Price of $9,800,000.00 by cashier's check, the following:

(A) Statutory Warranty Deed conveying the Real Property;

(B) Limited Warranty Bill of Sale conveying and assigning the Personal Property; and

(C)   Termination of the any existing leases and/or management agreements with respect to the Building;

(D)   The Operations Transfer Agreement (executed by Seller and/or Seller's operator, as applicable).

SECTION 13. Assignment. Seller may not assign any of its right, title, or interest in and to this Agreement without the written consent of the Purchaser, not to be unreasonably withheld or delayed. Except for assignments to an affiliated entity, Purchaser may not assign its right, title or interest in and to this Agreement without the consent of Seller, not to be unreasonably withheld or delayed.

SECTION 14. Commissions and Fees. Purchaser hereby represents and warrants to Seller that it has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Seller for all damages, costs and liability that may result from breach of this warranty and representation. Seller hereby represents and warrants to Purchaser that Seller has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Purchaser for all damages, costs and liability that may result from breach of this warranty and representation.

SECTION 15. Condemnation. Seller represents that it has received no notice of any condemnation proceedings against the whole or any part of the Property. If prior to the Closing Date, all or a substantial portion of either the Real Property or the Building shall be condemned or taken by eminent domain by any competent authority for any public or quasi-public use or purpose, then, in such event, Purchaser shall have the option to terminate this Agreement or close the transactions herein provided for. If Purchaser shall elect pursuant to such option to terminate this Agreement, this Agreement shall be null and void. If, however, Purchaser shall elect to close this transaction, then there shall be an abatement in the Purchase Price equal to the amount of proceeds of any condemnation award allowed.

SECTION 16. Mechanic's Liens. Seller covenants that, at Closing, there shall be no mechanics liens which shall affect the Property. In the event there shall be such mechanic's liens, Purchaser and Seller shall have such rights and obligations as are stated in Section 6(A) of this Agreement.

SECTION 17. Default. If either party defaults under this Agreement, the other party shall have all rights or remedies permitted in law or at equity, including the right to terminate this Agreement. Before a party may declare a default hereunder, it shall give written notice to the other party specifying the failure of the other party under this Agreement and the other party shall have ten (10) days from the receipt of such notice to cure such default.

SECTION 18. Indemnification.

(A)   Seller's Indemnification. Seller will defend, indemnify and hold Purchaser harmless against any and in respect of any and all liability, damage, loss, cost, and expenses, actions, suits, proceedings, judgments, costs, or attorney's fees proximately caused by: (a) any misrepresentation, breach of warranty, or non-fulfillment of this Agreement by Seller; and (b) the operation of the Building prior to the Closing Date.

(B)   Purchaser's Indemnification. Purchaser will defend, indemnify and hold Seller harmless against any and in respect of any and all liability, damage, loss, cost, and expense, actions, suits, proceedings, judgments, costs, or attorney's fees proximately caused by: (a) any misrepresentation, breach of warranty, or non-fulfillment of this Agreement by Purchaser; and (b) the operation of the Building on and after the Closing Date.

SECTION 19.   Notices. All notices provided for herein shall be made either by certified or registered mail and deposited in the U.S. Mail, postage prepaid, or by overnight delivery service, to the following addresses:

To Seller: Attalla Health Care, Inc.
                        607 South Third Street
                        Gadsden, Alabama 35901
                        Att: Ted Cook

To Purchaser: Attalla Nursing ADK, LLC
                        Two Buckhead Plaza
                        3050 Peachtree Road NW, Suite 570
                        Atlanta, GA 30305
                        Attn: Chris Brogdon

Any notices sent as provided herein shall be deemed delivered when actually received.

SECTION 20.   Miscellaneous.

(A)   This Agreement sets forth all promises, agreements, conditions, inducements and understanding between and among the parties and there are no promises, agreements, conditions, inducements, warranties, representations, oral or written, express or implied, between them, other than as herein set forth. This Agreement shall not be modified or amended in any manner except by an instrument in writing executed by the parties.

(B)   The headings contained in this Agreement are for convenience and reference only, and in no way modify, interpret or construe the meaning of the parties.

(C)   Except as otherwise set forth herein, all terms, agreements, covenants, conditions, representations, warranties and provisions herein made shall survive the Closing.

(D)   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute hut one and the same instrument.

(E)   This Agreement shall be construed and enforced in accordance with the laws of the State of Alabama. If any provision of this Agreement is determined to be illegal or unenforceable, such determination shall not affect the remaining terms of this

Agreement. If litigation is instituted based upon this Agreement, the prevailing party shall be entitled to recover all expenses, including reasonable attorney fees.

(F)   Each of the parties shall execute such other documents as may be reasonably necessary to carry out the intent as well as comply with the provisions of this Agreement.

(G)   Subject to Section 13, this Agreement shall be binding upon and inure to the benefit of the respective parties and their heirs, executors, personal representatives, successors and assigns.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth.

PURCHASER:

Attalla Nursing ADK, LLC, a Georgia limited liability company



By:_____

Name: Chris Brogdon

Title: Manager

SELLER:

Attalla Health Care, Inc.
an Alabama corporation



By:_____

Name: Ted H. Cook

Title: President

STATE OF ALABAMA   )
COUNTY OF ETOWAH   )

      I, the undersigned, a Notary Public in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Attalla Nursing ADK, LLC, a Georgia limited liability company, is signed to the foregoing Purchase Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Purchase Agreement, he, as such Manager and with full authority, executed the same voluntarily for and as the act of said limited liability company.

      Given under my hand this the ___ day of March, 2010.

(SEAL)

_____
Notary Public
My commission expires: 4 / 27 / 2013

STATE OF ALABAMA   )
COUNTY OF ETOWAH   )

I, the undersigned, a Notary Public in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Attalla Health Care, Inc., an Alabama corporation, is signed to the foregoing Purchase Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Purchase Agreement, he, as such President and with full authority, executed the same voluntarily for and as the act of said incorporation.

Given under my hand this the 7th day of March, 2010.

(SEAL)



Notary Public
My commission expires: 4 / 27 / 2013

EXHIBIT "A"
Legal Description

SCHEDULE 1

Excluded Personal Property

Seller's cash balances; Seller's accounts receivables; Judgements in favor of Seller; all books and records of Seller

SCHEDULE 2
ALLOCATION OF PURCHASE PRICE

Land (Real Property)	$490,000.00
Building	$8,970,000.00
Equipment	$340,000.00
	==================
	$9,800,000.00

SCHEDULE 4(A)(ii)
SELLER'S PENDING LITIGATION

Jessie Barron v. Attalla Health Care
Civil Action No.: CV-2005-000306-WAM
In the Circuit Court of Etowah County, Alabama
Workmens Compensation

Judy G. Alford, as Personal Representative of the Estate of Mildred Pauline Harrelson v. Attalla
Health Care, Inc., et al.
Civil Action No.: CV-2005-000819-DAK
In the Circuit Court of Etowah County, Alabama
Personal Injury/Medical Malpractice

Attalla Health Care, Inc. v. William E. Sanford and Stephanie Ivy
Court Case No.: SM-2009-900668-WDR
In the Small Claims Court of Etowah County, Alabama
Collection of Account

Attalla Health Care, Inc. v. Barbara Ward and Louie T. Lemons
Court Case No.: SM-2010-900084-CWO
In the District Court of Etowah County, Alabama
Collection of Account

**Seller has various accounts receivables and has recovered various judgments against debtors
which the parties agree are not part of this purchase agreement and are not listed hereinabove.

EXHIBIT "B"
Escrow Agent Wire Instructions

WIRE TO: Columbus Bank & Trust
Company, Columbus, GA
ABA # 061100606
Beneficiary Bank: Bank of North Georgia
ABA # 261170290
Beneficiary: Gregory D. Hughes, Escrow
          Account
Account No. 100040328

EXHIBIT "C"

ESCROW AGREEMENT

THIS AGREEMENT made and entered into this __7th__ day of __March__, 2010 by and among Attalla Health Care, Inc., an Alabama corporation (hereinafter referred to as "Seller"), Attalla Nursing ADK, LLC, a Georgia limited liability company (hereinafter referred to as "Purchaser") and Hughes and White (hereinafter referred to as "Escrow Agent").

WITNESSETH:

WHEREAS, Seller and Purchaser have entered into a Purchase Agreement, dated __February 28__, 2010, for certain property located at 915 Stewart Avenue, Attalla, Alabama 35954, and more particularly described on Exhibit "A" attached hereto (hereinafter referred to as the "Property"); and

WHEREAS, Purchaser and Seller desire to have Escrow Agent hold certain funds as required under the contract for the Purchase Agreement, in escrow, pursuant to the terms hereof.

NOW, THEREFORE, in consideration of the premises and of good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties hereto covenant and agree as follows:

Seller and Purchaser hereby appoint Hughes and White as Escrow Agent hereunder.

Purchaser has deposited and delivered to the Escrow Agent a wire transfer in the amount of $150,000.00, representing the Earnest Money called for under the Purchase Agreement.

The Escrow Agent agrees to deposit said funds Agents non-interest bearing attorneys escrow account, and to hold and disburse said funds as herein provided.

Upon written notification from Purchaser and Seller that the contemplated sale is to be consummated, or in the alternative, that the contemplated sale shall not take place, Escrow Agent shall deliver the Earnest Money as jointly instructed by the parties, assuming said written instructions are mutually compatible. In an event of a dispute between any of the parties hereto sufficient in the sole discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender into the Circuit Court of Etowah County, Alabama all money or property in its hands held under the terms of this Escrow Agreement, together with such legal pleadings as it deems appropriate, and thereupon be discharged.

The parties hereto covenant and agree that in performing any of its duties under this agreement, Escrow Agent shall not be liable for any loss, costs, or damage which it may incur as a result of serving as Escrow Agent hereunder, except for any loss, costs, or damage arising out of its willful default or gross negligence.

Accordingly, Escrow Agent shall not incur any liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel given with respect to any questions relating to its duties and responsibilities, or (ii) to any action taken or omitted to be taken in reliance upon any document, including any written notice of instruction provided for in the Escrow Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of the Escrow Agreement. Escrow Agent shall not incur any liability for any loss or fund due to bank or other depository failure, suspension or cessation of business or any action or inaction on the part of the bank or other depository. Escrow Agent is specifically authorized to refuse to act except upon the written instructions of Purchaser and Seller.

Purchaser and Seller hereby agree to indemnify and hold harmless Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including without limitation, reasonable cost of investigation and attorneys fees and disbursements which may be imposed upon or incurred by Escrow Agent in connection with its serving as Escrow Agent hereunder.

If Purchaser should subsequently deliver any additional Earnest Money to Escrow Agent in connection with the sale contemplated by this Agreement, Escrow Agent shall hold such additional Earnest Money under the terms of this Agreement, unless instructed otherwise in writing by the parties.

[Signatures on Next Page]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and its seal to be affixed thereto as of the day and year first above written.

SELLER:

Attalla Health Care, Inc.
an Alabama corporation

By: Ted H. Cook
Name: Ted H. Cook
Title: President

PURCHASER:

Attalla Nursing ADK, LLC,
a Georgia limited liability company

By: ____________________
Name: Chris Brogdon
Title: Manager

HUGHES AND WHITE

By: ____________________

STATE OF ALABAMA)
COUNTY OF ETOWAH)

I, the undersigned, a Notary Public in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Attalla Nursing ADK, LLC, a Georgia limited liability company, is signed to the foregoing Purchase Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Purchase Agreement, he, as such Manager and with full authority, executed the same voluntarily for and as the act of said limited liability company.

Given under my hand this the 7th day of March, 2010.

(SEAL)

____
Notary Public
My commission expires: 4/27/2013

STATE OF ALABAMA   )
COUNTY OF ETOWAH   )

     I, the undersigned, a Notary Public in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Attalla Health Care, Inc., an Alabama corporation, is signed to the foregoing Purchase Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Purchase Agreement, he, as such President and with full authority, executed the same voluntarily for and as the act of said incorporation.
     Given under my hand this the __7th day of March, 2010.

(SEAL)



Notary Public
My commission expires: __4/27/2013

EXHIBIT "C"

ESCROW AGREEMENT

THIS AGREEMENT made and entered into this 7th day of March, 2010 by and among Attalla Health Care, Inc., an Alabama corporation (hereinafter referred to as "Seller"), Attalla Nursing ADK, LLC, a Georgia limited liability company (hereinafter referred to as "Purchaser") and Hughes and White (hereinafter referred to as "Escrow Agent").

W I T N E S S E T H:

WHEREAS, Seller and Purchaser have entered into a Purchase Agreement, dated February 28, 2010, for certain property located at 915 Stewart Avenue, Attalla, Alabama 35954, and more particularly described on Exhibit "A" attached hereto (hereinafter referred to as the "Property"); and

WHEREAS, Purchaser and Seller desire to have Escrow Agent hold certain funds as required under the contract for the Purchase Agreement, in escrow, pursuant to the terms hereof.

NOW, THEREFORE, in consideration of the premises and of good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties hereto covenant and agree as follows:

Seller and Purchaser hereby appoint Hughes and White as Escrow Agent hereunder.

Purchaser has deposited and delivered to the Escrow Agent a wire transfer in the amount of $150,000.00, representing the Earnest Money called for under the Purchase Agreement.

The Escrow Agent agrees to deposit said funds Agents non-interest bearing attorneys escrow account, and to hold and disburse said funds as herein provided.

Upon written notification from Purchaser and Seller that the contemplated sale is to be consummated, or in the alternative, that the contemplated sale shall not take place, Escrow Agent shall deliver the Earnest Money as jointly instructed by the parties, assuming said written instructions are mutually compatible. In an event of a dispute between any of the parties hereto sufficient in the sole discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender into the Circuit Court of Etowah County, Alabama all money or property in its hands held under the terms of this Escrow Agreement, together with such legal pleadings as it deems appropriate, and thereupon be discharged.

The parties hereto covenant and agree that in performing any of its duties under this agreement, Escrow Agent shall not be liable for any loss, costs, or damage which it may incur as a result of serving as Escrow Agent hereunder, except for any loss, costs, or damage arising out of its willful default or gross negligence.

Accordingly, Escrow Agent shall not incur any liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel given with respect to any questions relating to its duties and responsibilities, or (ii) to any action taken or omitted to be taken in reliance upon any document, including any written notice of instruction provided for in the Escrow Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of the Escrow Agreement. Escrow Agent shall not incur any liability for any loss or fund due to bank or other depository failure, suspension or cessation of business or any action or inaction on the part of the bank or other depository. Escrow Agent is specifically authorized to refuse to act except upon the written instructions of Purchaser and Seller.

Purchaser and Seller hereby agree to indemnify and hold harmless Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including without limitation, reasonable cost of investigation and attorneys fees and disbursements which may be imposed upon or incurred by Escrow Agent in connection with its serving as Escrow Agent hereunder.

If Purchaser should subsequently deliver any additional Earnest Money to Escrow Agent in connection with the sale contemplated by this Agreement, Escrow Agent shall hold such additional Earnest Money under the terms of this Agreement, unless instructed otherwise in writing by the parties.

[Signatures on Next Page]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and its seal to be affixed thereto as of the day and year first above written.

SELLER:

Attalla Health Care, Inc.
an Alabama corporation

By: ____________________
Name: Ted H. Cook
Title: President

PURCHASER:

Attalla Nursing ADK, LLC,
a Georgia limited liability company

By: ____________________
Name: Chris Brogdon
Title: Manager

HUGHES AND WHITE

By: ____________________

STATE OF ALABAMA)
COUNTY OF ETOWAH)

I, the undersigned, a Notary Public in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Attalla Nursing ADK, LLC, a Georgia limited liability company, is signed to the foregoing Purchase Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Purchase Agreement, he, as such Manager and with full authority, executed the same voluntarily for and as the act of said limited liability company.

Given under my hand this the 7th day of March, 2010.

(SEAL)

____
Notary Public
My commission expires: 4 / 27 / 2013



STATE OF ALABAMA)
COUNTY OF ETOWAH)

I, the undersigned, a Notary Public in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Attalla Health Care, Inc., an Alabama corporation, is signed to the foregoing Purchase Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Purchase Agreement, he, as such President and with full authority, executed the same voluntarily for and as the act of said incorporation.

Given under my hand this the 7th day of March, 2010.

(SEAL)

Notary Public
My commission expires: 4/27/2013